Exhibit 99.1

Enthusiast Gaming Receives 180-day Extension to NASDAQ Minimum Bid Price Deficiency Deadline

LOS ANGELES, May 04, 2023 -- Enthusiast Gaming Holdings Inc. (Nasdaq: EGLX; TSX: EGLX) (the “Company”) today announced that on May 3, 2023, the Listing Qualifications department of the Nasdaq Stock Market LLC (“Nasdaq”) approved the Company’s request for a 180-day extension (the “Extension”) to regain compliance with Nasdaq’s minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1) (the “Bid Price Rule”). The Company now has until October 30, 2023 to regain compliance. If at any time prior to October 30, 2023, the bid price of the Company's common shares (the “Shares”) closes at $1.00 per share or more for a minimum of 10 consecutive business days, the Company will regain compliance with the Bid Price Rule.

In connection with the Extension, the Company has transferred the listing of the Shares from the Nasdaq Global Select Market to the Nasdaq Capital Market. The transfer is expected to take effect at the opening of business on May 4, 2023. Neither the Company’s operations nor the Company’s TSX listing are affected by the transfer of the Company’s listing to the Nasdaq Capital Market. The Shares will continue to trade without interruption under the symbol “EGLX.” The Nasdaq Capital Market operates in substantially the same manner as the Nasdaq Global Select Market, and companies on the Nasdaq Capital Market must meet certain financial and corporate governance requirements to qualify for continued listing.

Nasdaq’s determination to grant the additional 180-day compliance period was in part based on the Company meeting the continued listing requirements of the Nasdaq Capital Market with the exception of the bid price requirement, and the Company having provided written notice of its intention to cure the deficiency during the additional compliance period, including by effecting a reverse split of the Shares, if necessary.

The Company intends to continue to actively monitor the minimum bid price requirement and, as appropriate, will consider available options to resolve any deficiencies and regain compliance.

About Enthusiast Gaming

Enthusiast Gaming is an independent gaming media and entertainment company, building the largest media and content platform for video game players and esports fans to connect and compete worldwide. Combining the elements of its five core pillars: Communities, Content, Creators, Commerce and Experiences, Enthusiast Gaming provides a unique opportunity for marketers to create integrated brand solutions to connect with coveted GenZ and Millennial audiences. Through its proprietary mix of digital media, content and gaming assets, Enthusiast Gaming continues to grow its network of communities, reflecting the diversity of gaming enthusiasts today.

Contacts

Alex Macdonald, CFO

Enthusiast Gaming Investor Relations:
investors@enthusiastgaming.com

Forward-Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding the availability and implementation of remedial actions to regain compliance with the minimum bid price requirement.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and gaming media industry; the Company’s growth plan, and judgment applied in the application of the Company’s accounting policies and in the preparation of financial statements in accordance with applicable financial reporting standards. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the exchange) accepts responsibility for the adequacy or accuracy of this release.